SilverCrest Expands Las Chispas Inferred Resource
4.3 Million Tonnes at 3.68 gpt Au and 347 gpt Ag, or 623 gpt AgEq for 87 Million Oz AgEq;
Includes 1.6 Million Tonnes at 1,091 gpt AgEq for 56 Million Oz AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – September 19, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the updated mineral resource estimation for the Las Chispas Property, located in Sonora, Mexico. Inferred Mineral Resources are estimated at 4.3 million tonnes grading 3.68 grams per tonne (“gpt”) gold (or “Au”) and 347 gpt silver (or “Ag”), or 623 gpt silver equivalent (“AgEq”; based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold). The Inferred Resource Estimate contains 511,800 ounces gold and 48.3 million ounces silver, or 86.7 million ounces of AgEq, using a 150 gpt AgEq cut-off grade and minimum true vein width of approximately 1.5 metres. The combination of the Area 51 zone (Babicanora Vein) and adjacent Babicanora Norte Vein hosts a combined Inferred Resource of 1.6 million tonnes grading 6.97 gpt gold and 568 gpt silver, or 1,091 gpt AgEq containing 56.3 million ounces of AgEq. Of the 30 veins in the district, eight veins were used for the updated resource estimate: Babicanora (including Area 51 zone), Babicanora Norte, Granaditas, Las Chispas, Giovanni (including La Blanquita), William Tell, and Luigi. For comparative purposes, please refer to the technical maiden resource report titled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico"and effective February 12, 2018, as amended May 9, 2018 (“Maiden Resource Report”).

Highlights of the Las Chispas Updated Resource (Sept. 2018) including comparison to the Maiden Resource Report (Feb. 2018):

•	38% increase in AgEq ounces from 62.8 to 86.7 million ounces AgEq;
•	26% increase in tonnes from 3.4 million to 4.3 million;
•	10% increase in AgEq grade from 568 gpt AgEq to 623 gpt AgEq;
•	75% increase in high-grade AgEq ounces greater than 1,000 gpt from 32.2 million (Area 51 zone) to 56.3 million (revised Area 51 and Babicanora Norte Vein);
•	66% increase in high-grade tonnes grading greater than 1,000 gpt from 967,000 tonnes to 1,606,000 tonnes;
•	Approximately 80% of the updated resource is in the Babicanora Area (3 veins) with 20% in the Las Chispas Area (5 veins).
•	Five epithermal veins in the maiden resource, eight epithermal veins in the updated resource. Total of 30 epithermal veins defined to date in district controlled by the Company; and
•	Discovery cost per AgEq ounce is estimated at US$0.30, inclusive of all property costs and G&A.

The increase in the Inferred Resource estimate is based on the following: (1) 24 additional drill holes in the Babicanora Vein, including Area 51 and Babicanora Footwall Vein, (2) expansion of Area 51 high-grade footprint from approximately 500 metres to 800 metres, (3) splitting the Babicanora Vein into three separate domains for statistical analysis and top-cutting, (4) discovery of the Babicanora Norte Vein with 40 drill holes, (5) discovery of the Granaditas Veins with 21 drill holes, (6) discovery of the Luigi Vein with 22 drill holes, and (7) expansion drilling of three additional drill holes into the Giovanni Vein.

N. Eric Fier, CPG, P.Eng and CEO, remarked, “The delivery of this updated resource estimate is another major milestone for SilverCrest as we continue to systematically expand high-grade mineralization in the Las Chispas district. In the spring of 2018, we started our Phase III drill program with a Q3 target of 75 to 85 million ounces silver equivalent at a grade of around 600 gpt AgEq. With the recent expansion and discovery of multiple high-grade veins and zones, this target has been exceeded with an updated Inferred Resource of 4.3 million tonnes grading 623 gpt AgEq for an estimated 86.7 million AgEq ounces. The most exciting aspects of this resource update are the high-grade resources identified in the Area 51 zone of the Babicanora Vein and the Babicanora Norte Vein. These two near surface adjacent zones cumulatively host 1.6 million tonnes grading 1,091 gpt AgEq for an estimated 56.3 million AgEq ounces which can conceptually be developed using the same underground infrastructure. The Company plans to continue exploration drilling with six to eight core drills operating up to Q1, 2019. A further resource update and a Preliminary Economic Assessment (“PEA”) are planned for Q1, 2019. Congratulations to our team and supporters who have worked diligently to make several significant discoveries and milestones at Las Chispas over the last six months.”

SilverCrest’s Las Chispas Resource Summary – September 2018
(¹) Resource Category	Tonnes (M)	Au gpt	Ag gpt	AgEq (2) gpt	Contained Au Ounces	Contained Ag Ounces	Contained (2) AgEq Ounces
February 2018 Resource	3.4	3.63	296.0	568	401,600	32,675,600	62,826,100
Includes*	1.0	7.43	469.0	1,026	231,000	14,581,000	32,247,000
September 2018 Resource	4.3	3.68	347.0	623	511,500	48,298,700	86,701,200
Includes**	1.6	6.97	568.5	1,091	359,900	29,343,600	56,333,400

Inferred Resource Summary By Vein – September 2018
(6) Vein	Tonnes	Au gpt	Ag gpt	AgEq(2) gpt	Contained Au Ounces	Contained Ag Ounces	Contained (2) AgEq Ounces
Babicanora(4)	1,931,200	5.06	447.2	826	314,100	27,763,700	51,318,800
Includes Area 51	1,116,800	7.13	613.8	1,148	256,000	22,040,000	41,238,100
Babicanora Norte	488,800	6.61	464.8	961	103,900	7,303,600	15,095,300
Granaditas	95,100	2.46	220.9	405	7,500	675,100	1,239,200
Las Chispas	171,000	2.39	340.0	520	13,000	1,869,500	2,861,000
Giovanni(4)(5)	686,600	1.47	238.7	349	32,500	5,269,000	7,699,800
William Tell(5)	595,000	1.32	185.0	284	25,000	3,543,000	5,438,000
Luigi	186,200	1.32	202.1	301	7,900	1,210,200	1,803,000
Historic Dumps(5)	174,500	1.38	119.0	222	7,600	664,600	1,246,100

Notes:
* Area 51 zone only in maiden resource.
**Combination of Area 51 zone and adjacent Babicanora Norte Vein resource estimation.

(1)

Conforms to NI 43-101, Companion Policy 43-101CP, and the Canadian Institution of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.

(2)

AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of U.S.$18.50 per ounce silver and U.S.$1,225 per ounce gold with average metallurgical recoveries of 86.6% silver and 98.9% gold.

(3)	All numbers are rounded.
(4)	Babicanora resource includes the Babicanora Vein with Area 51 zone and Babicanora Footwall Vein. Giovanni resource includes the Gio-mini and the La Blanquita veins.
(5)	Resource estimations for the Las Chispas and William Tell veins and the historic dumps are unchanged from the Maiden Resource.
(6)	Vein resource is reported using a 150 gpt AgEq cut-off grade and minimum 1.5 m true width (approximate), and surface stockpile resource is reported using a 100 gpt AgEq cut-off.

The mineral resource estimate is based on the Company’s phase I, II, and III exploration programs from April 2016 to September 13, 2018 and is classified as an Inferred Mineral Resource. The effective date for the Updated Inferred Resource Estimate is September 13, 2018. Depending on the vein, drill sections were spaced 25 to 75 metres along strike, with intercepts on each section averaging 50 metres apart down dip. The most significant component of the data, collected and validated by SilverCrest between April 2018 and September 2018 (Phase III), are results from an additional 126 drill holes (38,635 metres). Since the startup of the Phase I exploration program in 2016, a total of 306 drill holes (83,230 metres), 8,984 (7,212 metres) underground channel samples, and 2,895 dump samples have been completed and analyzed which comprise the database up to September 13, 2018. A majority of the resource is in unmined areas, with only the Las Chispas and William Tell veins being partially mined out and voids (stopes) being accounted for in the resource estimation. Since underground work continues in the Las Chispas Vein, details on revised pillar resources will not be complete until the next updated resource. Details of the drill assays, surface and underground sampling results can be found in various press releases from March 2, 2016 to September 13, 2018 and available on the Company’s website. The resource remains open in several directions depending on which vein is considered. A Technical Report prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) will be filed on SEDAR at www.sedar.com within 45 days.

The Las Chispas resource estimate is based on the following key assumptions. A specific gravity of 2.55 was used based on test work. Veins were modelled to capture mineralization grade of 150 gpt AgEq or greater. For the veins in the Babicanora Area (approximately 80% of the updated resource), a minimum of 1.5 metres true width (a range of 1.5 to 6.0 metres) from drill hole intercepts was used to create vein shapes for modeling. For the Las Chispas Area, the true widths are variable (1 to 5 metres) for creating vein shapes for modeling as presented and estimated in the February 2018 maiden resource. Grade capping (top cut) of silver and gold grades are at 97.4 to 99.9 percentile depending on the vein. Specifically, by applying a 98 percentile top cut to the Babicanora Vein, approximately 7.5 million AgEq ounces (14%) were deducted from the total ounces estimated for the vein. Raw data was composited to 1.0 metres. A 2 metre by 2 metre by 2 metre block size was used based on geological constraints and potential future mining method. Variography, ordinary kriging and inverse distance squared (ID2) were used to create both silver and gold block models. A comparative review of ordinary kriging verses ID2 was completed, with total resource ounces nearly the same and ID2 conforming better to geologic constraints. Therefore, ID2 was used on all revised resources until infill drilling data is available to complete more representative variography. Block models were classified into Inferred Resources according to appropriate criteria based on geologic constraints, sample sets, and search radii. Details of these criteria will be presented in the Technical Report to be filed on SEDAR.

The Las Chispas resource estimate is focused on an estimated 5.5 kilometres of approximately 20 known kilometres of cumulative vein strike length in the district. As planned, the Company will continue the Phase III drilling up to Q1, 2019, which will focus on expansion and infill drill holes. Drilling priorities over the next six months are: (1) potential for Babicanora Norte Vein high-grade expansion, (2) potential for Granaditas Vein high-grade expansion, (3) further definition drilling on the Ranch veins, (4) further definition drilling for unnamed veins between the Babicanora Main and Babicanora Norte veins, (5) additional definition drilling on Babicanora Sur Vein, (6) Area 51 zone infill drilling for resource re-categorization, (7) initial infill drilling on several other high-grade veins, and (8) initial drilling on several other identified vein (new targets) on the Las Chispas Property. The Company intends to provide another updated resource estimate, with resource re-categorization, and deliver a PEA in Q1, 2019. There is no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated categories through further drilling.

Qualified Assurance Program and Quality Control Measures (“QA/QC”)

SilverCrest has implemented QA/QC protocols including the insertion of duplicate, blank and standard samples in all drill holes and underground sampling. The samples were submitted directly to the ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada, for preparation and analysis. SilverCrest’s qualified person visited the Property numerous times, between February and September 2018. Duplicate and triplicate core sampling was completed with verified selective grades being reported to have a moderate to high nugget effect. SilverCrest’s qualified person believes that all QA/QC work completed from February 2018 to September 2018 has been done to adequate standards. QA/QC work on the previous resource estimation announced in February 2018 was completed by P. James Barr, P.Geo. of Tetra Tech Inc. as an independent qualified person, with work completed to adequate standards.

Qualified Person

The Mineral Resources for the Las Chispas Property disclosed in this news release have been estimated by N. Eric Fier, CPG, P.Eng, and CEO of SilverCrest. Mr. Fier is a Qualified Person under NI 43-101 but not independent of the Company. Tetra Tech Inc. assisted with data statistical analysis, variography, and QA/QC review under the direction of P. James F. Barr, P. Geo., Senior Geologist and Team Lead – Geology for Tetra Tech and is independent of SilverCrest. Mr. Barr is a Qualified Person under NI 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves. Mr. Fier has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including preparation of an updated mineral resource estimate and preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas Property; and the filing of a NI 43-101 technical report within 45 days. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.